UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on August 27, 2020, reporting the Company’s results for the second quarter and six months ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 1, 2020	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

SECOND QUARTER 2020

27 August 2020

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2020

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and six months ended June 30, 2020:

Highlights

•	Net income of $199.7 million, or $1.01 per diluted share for the second quarter of 2020.
•	Adjusted net income of $206.1 million, or $1.04 per diluted share for the second quarter of 2020.
•	Declared a cash dividend of $0.50 per share for the second quarter of 2020.
•	Repaid $60 million of its $275.0 million senior unsecured facility in the second quarter of 2020.
•	Reported total operating revenues of $387.1 million for the second quarter of 2020.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the second quarter of 2020 were $75,800, $51,100 and $36,900 per day, respectively.
•
For the third quarter of 2020, we estimate spot TCE on a load-to discharge basis of $60,900 contracted for 76% of vessel days for VLCCs, $29,500 contracted for 77% of vessel days for Suezmax tankers and $14,500 contracted for 67% of vessel days for LR2 tankers. We expect the spot TCEs for the full third quarter of 2020 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the third quarter as well as current weaker rates.

•	Took delivery of the VLCC newbuilding Front Dynamic and the Suezmax newbuilding Front Cruiser in the second quarter of 2020.
•	Signed a senior secured term loan facility in July 2020 in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020.
•
Obtained financing commitment for a senior secured term loan facility in August 2020 in an amount of up to $133.7 million to partially finance the four LR2 tankers under construction, which is subject to final documentation.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

“Our results for the first half of 2020 are the strongest in more than 10 years, and we have paid aggregate cash dividends of $1.20 per share for the same period. While tanker rates have seemingly found support at a lower level in the third quarter, we expect oil demand and demand for transportation to recover gradually. We have good visibility in our third quarter results based on our contracted spot days as well as our charter coverage. We also expect our results to be positively impacted by the modern profile of our fleet and breakeven costs that are very competitive. The large moves in tanker rates during the last 12 months clearly illustrates the tight balance in the market and the fact that it does not take much for the tanker market to rally. Looking ahead to 2021 and beyond, recovering demand for crude oil transportation will coincide with rapidly declining fleet growth, which supports our long term highly constructive market outlook.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the second quarter of 2020 we refinanced two term loan facilities with total balloon payments of $349.4 million due in December 2020 and in March 2021. We expect to refinance further two term loan facilities with total balloon payments of $320.3 million due in April 2021 and in June 2021 prior to maturity, leaving the Company with no material maturities until 2023. Our strong cash flow in the second quarter enabled us to both repay $60 million of our $275.0 million senior unsecured facility, reducing the amount outstanding to $60 million, and to return nearly $99 million to our shareholders in cash dividends.”

Average daily time charter equivalents ("TCEs")1
($ per day)					Spot estimates	% covered	Estimated average daily cash BE rates
	Q2 2020	Q1 2020	Q4 2019	2019	Q3 2020		2020
VLCC	75,800	74,800	58,000	35,900	60,900	76%	22,600
SMAX	51,100	57,800	38,200	25,800	29,500	77%	18,900
LR2	36,900	31,200	29,800	22,000	14,500	67%	15,700

The estimated average daily cash breakeven rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot estimates are provided on a load-to-discharge basis, whereby the company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the third quarter of 2020 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the period end, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

The reporting of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.

When expressing TCE per day for the second quarter of 2020, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.

The Fleet

As of June 30, 2020, the Company’s fleet consisted of 71 vessels, with an aggregate capacity of approximately 13.4 million DWT:

(i)	60 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases;
(iii)	two vessels chartered in from an unrelated third party; and
(iv)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax tankers)

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

In April 2020, the Company sold one VLCC, which was previously recorded as an investment in finance lease and delivered the vessel to its buyers in the second quarter of 2020.

In May 2020, the Company took delivery of the Suezmax tanker Front Cruiser from Hyundai Samho Heavy Industries (“HSHI”).

In June 2020, the Company took delivery of the VLCC Front Dynamic from HSHI.

As of June 30, 2020, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. The charters have remaining contractual periods of approximately two years.

In the second quarter of 2020, the Company entered into fixed time charter-out contracts for two VLCCs for average duration of 9.5 months at an average daily gross rate of $82,400 and one LR2 tanker for 12 months at a daily gross rate of $40,000. The Company also entered into fixed time charter-out contracts for periods just below six months for three VLCC’s at an average daily gross rate of $91,700 and one Suezmax tanker at a daily gross rate of $52,900. These short term charters are included in the actual and forecast spot TCE rates.

Newbuilding Program

As of June 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in January 2021 and February 2021, respectively, and two are expected to be delivered in August 2021.

As of June 30, 2020, total instalments of $28.0 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $161.1 million, of which we expect $18.7 million to be paid in 2020 and $142.4 million to be paid in 2021.

In August 2020, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $133.7 million from CEXIM and Sinosure to partially finance the remaining cost of $161.1 million for the four LR2 tankers under construction. The facility is subject to final documentation.

Corporate Update

The Board of Directors has decided to declare a cash dividend of $0.50 per share for the second quarter of 2020. The record date for the dividend will be September 11, 2020. The ex-dividend date is expected to be September 10, 2020 and the dividend will be paid on or about September 29, 2020.

The Company had 197,692,321 ordinary shares outstanding as of June 30, 2020. The weighted average number of shares outstanding for the purpose of calculating basic earnings per share for the second quarter was 197,692,321.

Financing Update

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen Holding Ltd., the Company's largest shareholder (“Hemen”). Up to $215.0 million remains available under the facility following this repayment.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. The facility was fully drawn down in July 2020, and $39.0 million of the refinanced facility has been recorded as long-term debt as of June 30, 2020.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse, entered into in November 2019, to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company drew down $62.5 million under its senior secured term loan facility with Crédit Agricole, entered into in May 2020, to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in July 2020 and $300.1 million of the refinanced facility has been recorded as long-term debt as at June 30, 2020.

In August 2020, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $133.7 million from CEXIM and Sinosure to partially finance the remaining cost of $161.1 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carry an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years. The facility is subject to final documentation.

Second Quarter 2020 Results

The Company reports net income attributable to the Company of $199.7 million for the second quarter of 2020 compared with net income of $165.3 million in the previous quarter. The adjusted net income attributable to the Company2 was $206.1 million for the second quarter of 2020. The adjustments consist of, a $5.9 million loss on derivatives, a $2.7 million share of losses of associated companies, $1.3 million amortization of acquired time charters and a $0.9 million unrealized gain on marketable securities. The increase was driven primarily by an increase in our time charter equivalent earnings of $296.3 million compared to $279.4 million in the first quarter due to higher rates achieved on our VLCCs and LR2 tankers, along with a gain of $12.4 million as a result of the sale of one VLCC previously recorded as an investment in finance lease.

2 This press release describes adjusted net income and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

Tanker Market Update

The first six months of 2020 brought dramatic crude oil demand correction the likes of which we have never seen. The demand shock brought on by COVID-19 was so large and sudden that global commercial inventories quickly surged to record levels, effectively utilizing all available land-based capacity. At the same time, the crude oil market went into contango, encouraging traders to store oil on tankers and driving demand for short-term charters of tankers. This in turn resulted in exceptionally strong tanker rates, which are reflected in our results for the second quarter of 2020.

The freight market has since receded, and rates have declined to lower levels. Although signs of a recovery are evident, as economies have begun to re-open, the recovery in demand is unlikely to be linear and the extent and duration of the impact of COVID-19 is difficult to gauge. It is highly likely that demand will take some time to fully recover, and we shouldn’t expect seasonal strength in the winter months simply based on historical trends. Invariably, global oil demand looks to be significantly lower at the end of 2020, relative to year-end 2019.

The demand shock is likely behind us, but there is also significant month-to-month volatility in the demand forecast. In the second quarter of 2020, global oil demand fell by 16.4 mb/d compared to 2019, a previously unimaginable decline. The IEA forecasts that world oil demand will decline by 7.9 mb/d in 2020 before recovering by 5.3 mb/d to 97.4 mb/d, in 2021, a figure the IEA concedes is highly uncertain. Supply also fell to a nine-year low of 86.9 mb/d in the second quarter of 2020, primarily due to production cuts from OPEC+, the United States and Canada. Forecasts suggest that a significant portion of this cut could return in the next coming quarters as the Northern Hemisphere moves toward winter.

The vessel supply side of the equation continues to improve which is very positive. The orderbook as a percent of the total fleet is at the lowest level since 1997 with only 69 VLCCs on order. At the same time the average age of the VLCC fleet as of the end of the second quarter of 2020, was at the highest level since September 2002. By the end of 2021, there will be 65 vessels that are older than 20 years and an additional 85 that are older than 17.5 years. While a pandemic like COVID-19 was virtually impossible to imagine, such a positive outlook for fleet supply growth defies historical convention. The effect of slowing fleet supply growth will be pushed out to 2021 or 2022, but it should be material and lead to a sustained period of higher rates.

In the short-term, Frontline has secured sufficient charter coverage to reduce the effective breakeven levels for our vessels trading in the spot market and lessen the impact of market volatility. The Company is also well-positioned to generate significant cash on the back of an improving market outlook. Although we acknowledge the uncertainty of current economic conditions, we believe that over the long term, global stimulus measures will drive increased commodity demand at a time when fleet growth has begun to slow significantly.

COVID-19 Update

Frontline has maintained its specific Frontline guide-lines for the ship managers to follow in addition to its robust emergency management plan adopted in early January in response to the COVID-19 pandemic in order to ensure the health and safety of our employees while maintaining business operations as efficiently as possible. All crewing managers continue to follow the guidance issued by the World Health Organization and the International Chamber of Shipping to ensure that the proper protocols are in place on board our vessels. Our technical department is hosting regular meetings with all crewing managers across all business segments to discuss and handle any issues, in particular challenges facing our crew and safe operations, as they arise. To date, issues have primarily related to crew transfers.

Conference Call and Webcast

On August 27, 2020 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 210 33922
Norway Toll Free	800 10393
UK	+44 (0) 203 009 5709
UK Toll Free	0 800 694 1461
USA	+1 646 787 1226
USA Toll Free	866 280 1157
Conference ID	9782787

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	9782787

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 26, 2020

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2020

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2019 Apr-Jun	2020 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2020 Jan-Jun	2019 Jan-Jun	2019 Jan-Dec
193,408	387,083	Total operating revenues	798,904	431,683	957,322

1,711	12,886	Other operating gain	24,219	969	3,422

90,664	85,963	Voyage expenses and commission	209,263	188,176	395,482
(1,524)	3,534	Contingent rental (income) expense	8,270	(2,555)	(2,607)
37,693	38,866	Ship operating expenses	79,831	70,425	157,007
2,140	2,415	Charterhire expenses	4,454	4,244	8,471
10,988	9,249	Administrative expenses	20,604	20,880	45,019
28,318	34,419	Depreciation	66,725	55,719	117,850
168,279	174,446	Total operating expenses	389,147	336,889	721,222
26,840	225,523	Net operating income	433,976	95,763	239,522
413	117	Interest income	597	675	1,506
(23,244)	(18,225)	Interest expense	(40,859)	(46,686)	(94,461)
1,683	855	Unrealized gain (loss) on marketable securities	(4,542)	302	1,737
842	(2,661)	Share of results of associated company	(1,427)	842	1,681
(27)	(28)	Foreign currency exchange loss	(1,129)	(173)	(26)
(5,582)	(5,900)	Loss on derivatives	(21,746)	(9,682)	(10,069)
55	(12)	Other non-operating items	139	92	403
980	199,669	Net income before income taxes and non-controlling interest	365,009	41,133	140,293
25	55	Income tax benefit (expense)	47	(17)	(307)
1,005	199,724	Net income	365,056	41,116	139,986
77	(63)	Net (income) loss attributable to non-controlling interest	(63)	(3)	(14)
1,082	199,661	Net income attributable to the Company	364,993	41,113	139,972
0.01	1.01	Basic earnings per share attributable to the Company ($)	1.89	0.24	0.81
0.01	1.01	Diluted earnings per share attributable to the Company ($)	1.85	0.24	0.78

2019 Apr-Jun	2020 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2020 Jan-Jun	2019 Jan-Jun	2019 Jan-Dec

1,005	199,724	Net income	365,056	41,116	139,986
(36)	(36)	Foreign exchange gain (loss)	(36)	70	106
(36)	(36)	Other comprehensive income	(36)	70	106
969	199,688	Comprehensive income	365,020	41,186	140,092

(77)	63	Comprehensive income (loss) attributable to non-controlling interest	63	3	14
1,046	199,625	Comprehensive income attributable to the Company	364,957	41,183	140,078
969	199,688	Comprehensive income	365,020	41,186	140,092

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Jun 30 2020	Dec 31 2019
ASSETS
Current assets
Cash and cash equivalents	224,720	174,223
Restricted cash	16,339	3,153
Marketable securities	1,534	3,642
Marketable securities pledged to creditors	4,890	7,323
Other current assets	220,994	260,147
Total current assets	468,477	448,488

Non-current assets
Newbuildings	28,828	46,068
Vessels and equipment, net	3,346,183	2,579,905
Vessels under finance lease, net	57,872	418,390
Right of use assets under operating leases	17,473	12,058
Investment in finance lease	—	10,822
Investment in associated company	4,164	4,927
Goodwill	112,452	112,452
Loan notes receivable	1,500	—
Prepaid consideration	—	55,287
Other long-term assets	14,704	9,421
Total non-current assets	3,583,175	3,249,330
Total assets	4,051,653	3,697,818

LIABILITIES AND EQUITY
Current liabilities
Short term debt and current portion of long term debt	532,289	438,962
Current portion of obligations under finance lease	7,530	283,463
Current portion of obligations under operating lease	10,315	4,916
Other current liabilities	116,205	120,782
Total current liabilities	666,339	848,123

Non-current liabilities
Long term debt	1,653,297	1,254,417
Obligations under finance lease	52,444	76,447
Obligations under operating lease	7,434	7,561
Other long-term liabilities	6,333	1,062
Total non-current liabilities	1,719,508	1,339,487

Commitments and contingencies
Equity
Frontline Ltd. equity	1,665,511	1,509,976
Non-controlling interest	295	232
Total equity	1,665,806	1,510,208
Total liabilities and equity	4,051,653	3,697,818

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2019 Apr-Jun	2020 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2020 Jan-Jun	2019 Jan-Jun	2019 Jan-Dec
		OPERATING ACTIVITIES
1,005	199,724	Net income	365,056	41,116	139,986
		Adjustments to reconcile net income to net cash provided by operating activities:
28,959	35,329	Depreciation and amortization of deferred charges	69,601	56,941	122,496
(1,525)	3,534	Contingent rental (income) expense	8,270	(2,556)	(2,607)
(1,683)	(855)	Unrealized (gain) loss on marketable securities	4,542	(302)	(1,737)
—	(12,354)	Gain on sale of vessel	(12,354)
—	—	Dividend received from associated companies	87	—
(842)	2,661	Share of results of associated company	1,427	(842)	(1,681)
2,210	—	Finance lease payments received	438	2,210	15,149
—	(1,258)	Amortization of acquired time charters	(1,479)	—	—
6,158	5,646	Loss on derivatives	21,534	10,874	11,757
—	—	Gain on lease termination	(7,410)	—	—
121	271	Other, net	(1,208)	654	756
10,886	8,090	Change in operating assets and liabilities	(2,996)	34,951	(3,932)
45,289	240,788	Net cash provided by operating activities	445,508	143,046	280,187

		INVESTING ACTIVITIES
(87,735)	(125,647)	Additions to newbuildings, vessels and equipment	(152,846)	(147,579)	(195,972)
—	—	Investment in associated company	(750)	—	—
—	26,556	Net proceeds from sale of vessels	26,556	—	—
—	—	Cash inflow on repayment of loan from associated company	—	3,000	3,000
—	—	Cash outflow on issuance of loan to associated company	(1,500)	—
—	—	Trafigura asset acquisition	(533,748)	—	2,401
(87,735)	(99,091)	Net cash used in investing activities	(662,288)	(144,579)	(190,571)

		FINANCING ACTIVITIES
89,515	106,273	Proceeds from debt	650,273	144,765	146,007
(58,975)	(97,924)	Repayment of debt	(149,732)	(124,446)	(185,262)
(2,180)	(836)	Repayment of finance leases	(7,984)	(3,355)	(15,228)
9,316	—	Net proceeds from issuance of shares	5,825	9,316	98,415
—	—	Purchase of shares from non-controlling interest	—	(269)	(269)
—	—	Lease termination compensation receipt	3,186	—	—
(335)	(1,179)	Debt fees paid	(6,074)	(335)	(4,119)
—	(138,252)	Dividends paid	(215,031)	—	(19,688)
37,341	(131,918)	Net cash (used in) provided by financing activities	280,463	25,676	19,856

(5,105)	9,779	Net change in cash and cash equivalents and restricted cash	63,683	24,143	109,472
97,152	231,280	Cash and cash equivalents and restricted cash at start of period	177,376	67,904	67,904
92,047	241,059	Cash and cash equivalents and restricted cash at end of period	241,059	92,047	177,376

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2020 Jan-Jun	2019 Jan-Jun	2019 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	196,894,321	169,821,192	169,821,192
Shares issued	798,000	1,146,900	27,073,129
Balance at end of period	197,692,321	170,968,092	196,894,321

SHARE CAPITAL
Balance at beginning of period	196,894	169,821	169,821
Shares issued	798	1,147	27,073
Balance at end of period	197,692	170,968	196,894

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	397,210	198,497	198,497
Stock compensation expense	(216)	438	438
Adjustment on repurchase of non-controlling interest	—	(70)	(70)
Shares issued	5,027	8,169	198,345
Balance at end of period	402,021	207,034	397,210

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,070,688	1,090,376	1,090,376
Cash dividends	(66,594)	—	(19,688)
Balance at end of period	1,004,094	1,090,376	1,070,688

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	330	224	224
Other comprehensive income (loss)	(36)	70	106
Balance at end of period	294	294	330

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(155,146)	(295,118)	(295,118)
Net income attributable to the Company	364,993	41,113	139,972
Cash dividends	(148,437)	—	—
Balance at end of period	61,410	(254,005)	(155,146)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,665,511	1,214,667	1,509,976

NON-CONTROLLING INTEREST
Balance at beginning of period	232	417	417
Net income attributable to non-controlling interest	63	3	14
Adjustment on repurchase of non-controlling interest	—	(199)	(199)
Balance at end of period	295	221	232
TOTAL EQUITY	1,665,806	1,214,888	1,510,208

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of certain changes noted below.

ASU 2016-13 (ASC 326 (Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. Based on the Company's evaluation, these standard updates have not materially impacted its condensed consolidated financial statements on adoption or as of June 30, 2020.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s condensed consolidated financial statements on adoption or as of June 30, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2020 Jan-Jun	2019 Jan- Jun	2019 Jan-Dec
Net income attributable to the Company	364,993	41,113	139,972

(in thousands)
Weighted average number of ordinary shares	193,559	169,946	173,576
Dilutive effect of contingently returnable shares	4,106	—	5,598
Dilutive effect of share options	142	—	141
Denominator for diluted earnings per share	197,807	169,946	179,315

The shares issued as part of the acquisition of ten Suezmax tankers (see note 4 for further details) were treated as contingently returnable shares for the purpose of calculating earnings per share as they were held in escrow until such date after November 30, 2019 that Trafigura wished to dispose of such shares, in which case they could be removed from escrow and sold, with the proceeds being placed in a cash escrow account until closing of the Acquisition. Shares not disposed of prior to closing of the Acquisition remained in the escrow account until the closing of the Acquisition which took place on March 16, 2020. In the six months ended June 30, 2020, 4,106,028 shares were treated as contingently returnable and have been excluded from the denominator in the calculation of basic earnings per share and included in the denominator in the calculation of diluted earnings per share until the closing date. Following the closing of the Acquisition on March 16, 2020, all shares have been released from the escrow account and are included in the weighted average number of ordinary shares from the date of release from that account as they are no longer contingently returnable.

4. TRAFIGURA TRANSACTION

In August 2019, the Company entered into the SPA with Trafigura Maritime Logistics ("TML") to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which held the vessels (the "Acquisition") on closing of the acquisition. The Acquisition has been accounted for as an asset acquisition rather than business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus a 50% profit share.

Upon commencement of the charters for the five vessels that the Company did not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million and finance lease interest expense of $6.1 million has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million of profit on the charter-in and charter-out, including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the acquisition cost of all of the vessels. Of this amount, $13.9 million ($5.7 million in 2020) has been offset against prepaid consideration and $3.1 million ($1.4 million in 2020) has been recorded under the finance lease obligations. On closing of the Acquisition the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition, the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued  on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter out of the vessels to Trafigura, along with associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such $11.9 million of the combined fair value of the consideration was recognized within other current and long-term liabilities in relation to the time charters on closing of the acquisition, and the vessels have been recorded at a combined fair value of $663.7 million.

5. OTHER OPERATING GAINS

In February 2020, the Company agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the six months ended June 30, 2020. The charter with SFL terminated in February 2020.

In April 2020, the Company sold one VLCC that was previously recorded as an investment in finance lease for gross proceeds of $25.5 million. The vessel was delivered to its buyers in June and the Company recorded a gain on sale of $12.4 million in the second quarter of 2020.

6. NEWBUILDINGS

In May 2020, the Company took delivery of the Suezmax, Front Cruiser, from HSHI.

In June 2020, the Company took delivery of the VLCC, Front Dynamic, from HSHI.

As of June 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in January 2021 and February 2021, respectively, and two are expected to be delivered in August 2021.

As of June 30, 2020, total instalments of $28.0 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $161.1 million, of which we expect $18.7 million to be paid in 2020 and $142.4 million to be paid in 2021.

7. DEBT

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

The Company is precluded from accounting for the sale of the vessel due to the purchase obligation at the end of the term, which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net".

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen. Up to $215.0 million remains available under the facility following this repayment.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years. The facility was fully drawn down in July 2020 and $39.0 million of the refinanced facility has been recorded as long-term debt as of June 30, 2020.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse entered into in November 2019 to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In June 2020, the Company drew down $62.5 million under its senior secured term loan facility with Crédit Agricole entered into in May 2020 to partially finance the delivery of the VLCC Front Dynamic from HSHI. The facility matures five years after the vessel's delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

8. MARKETABLE SECURITIES

In March 2020, the Company sold 1.3 million shares in Golden Ocean Group Limited (GOGL) for proceeds of $3.7 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in June 2020 for $3.7 million. As partial settlement of the contract in June 2020, the Company entered into a new forward contract to repurchase the shares in September 2020 for $5.3 million and as such made net cash settlement of $1.6 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.

9. INVESTMENT IN ASSOCIATED COMPANIES

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities would effect a business combination to create a leading provider of exhaust gas cleaning systems ("EGCS"). In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine AS by FMS Holdco in exchange for 50% of the issued share capital of Clean Marine AS. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following these transactions, Frontline holds an effective 17.34% interest in Clean Marine AS through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of losses of FMS Holdco of $2.6 million was recognized in the six months ended June 30, 2020.

In January 2020, the joint venture agreement with GOGL and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $1.1 million was recognized in the six months ended June 30, 2020.

10. SHARE CAPITAL

The Company had an issued share capital at June 30, 2020 of $197,692,321 divided into 197,692,321 ordinary shares (December 31, 2019: $196,894,321 divided into 196,894,321 ordinary shares) of $1.00 par value each.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike price of $7.30 per share.

11. RELATED PARTY TRANSACTIONS

As of June 30, 2020, the Company leased two of its vessels from SFL, a company under the significant influence of the Company’s largest shareholder. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the six months ended June 30, 2020 was $10.4 million, which was $8.3 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In the six months ended June 30, 2020, the Company chartered seven of its vessels to an affiliate of Hemen. The Company recognized revenue of $23.5 million in relation to these charters in the six months ended June 30, 2020.

In the six months ended June 30, 2020 the Company paid or accrued amounts totalling $4.6 million due to Clean Marine AS in relation to the installation of EGCS on its owned vessels.

In the six months ended June 30, 2020, the Company completed the acquisition of 15% of the share capital of TFG Marine which is accounted for under the equity method. As a result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $16.1 million to TFG Marine and $1.1 million remains due as at June 30, 2020. The Company has also agreed to provide a $50.0 million guarantee to TFG Marine in connection with the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at June 30, 2020 there is no exposure under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at June 30, 2020.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

12. COMMITMENTS AND CONTINGENCIES

As of June 30, 2020, the Company’s newbuilding program consisted of four LR2 tankers; two are expected to be delivered in January 2021 and February 2021, respectively, and two are expected to be delivered in August 2021.

As of June 30, 2020, total instalments of $28.0 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $161.1 million, of which we expect $18.7 million to be paid in 2020 and 142.4 million to be paid in 2021.

As of June 30, 2020, the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT.

As of June 30, 2020, the Company has remaining commitments for the installation of EGCS on 10 vessels owned by the Company, with a financial commitment of $3.7 million, excluding installation costs. These remaining commitments are due in 2020.

As of June 30, 2020, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on eight vessels, with a remaining commitment of $1.6 million excluding installation costs, due in 2020.

As of June 30, 2020, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at June 30, 2020 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at June 30, 2020.

13. SUBSEQUENT EVENTS

In July 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $328.6 million to refinance an existing loan facility maturing in December 2020. The new facility matures in February 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years counting as from delivery date from yard. The facility was fully drawn down in July 2020 and $300.1 million of the refinanced facility has been recorded in long-term debt as at June 30, 2020.

In August 2020, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $133.7 million from CEXIM and Sinosure to partially finance the remaining cost of $161.1 million for four LR2 tankers under construction. The facility will have a tenor of 12 years, carry an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and will have an amortization profile of 17 years. The facility is subject to final documentation.

In August 2020, the Company declared a cash dividend of $0.50 per share for the second quarter of 2020.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
(in thousands of $)	YTD 2020	Q2 2020	Q1 2020	YTD 2019	Q2 2019
Adjusted net income attributable to the Company
Net income attributable to the Company	364,993	199,661	165,331	41,113	1,082
Add back:
Unrealised loss on marketable securities	5,397	—	5,397	1,381	—
Share of losses of associated companies	2,661	2,661	—	—	—
Loss on derivatives	21,746	5,900	15,846	9,682	5,582

Less:
Unrealised gain on marketable securities	(855)	(855)	—	(1,683)	(1,683)
Share of results of associated company	(1,234)	—	(1,234)	(842)	(842)
Amortization of acquired time charters	(1,258)	(1,258)	—	—	—
Gain on settlement of claim	(1,800)	—	(1,800)	—	—
Gain on termination of lease	(4,234)	—	(4,234)	—	—
Adjusted net income attributable to the Company	385,416	206,109	179,306	49,651	4,139
(in thousands)
Weighted average number of ordinary shares	193,559	197,692	189,428	169,946	170,069
Denominator for diluted earnings per share	197,807	197,810	197,764	169,946	170,069

(in $)
Basic earnings per share	1.89	1.01	0.87	0.24	0.01
Adjusted basic earnings per share	1.99	1.04	0.95	0.29	0.02
Diluted earnings per share	1.85	1.01	0.84	0.24	0.01
Adjusted diluted earnings per share	1.95	1.04	0.91	0.29	0.02

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2020	Q2 2020	Q1 2020	YTD 2019	Q2 2019
Total operating revenues	798,904	387,083	411,821	431,683	193,408

less
Finance lease interest income	—	—	—	(484)	(228)
Voyage expenses and commission	(209,263)	(85,963)	(123,300)	(188,176)	(90,664)
Other non-vessel items	(13,997)	(4,860)	(9,137)	(15,652)	(9,204)
Total TCE	575,644	296,260	279,384	227,371	93,312

(b) Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2020	Q2 2020	Q1 2020	YTD 2019	Q2 2019
Time charter TCE (in thousands of $)
VLCC	11,282	11,282	—	—	—
Suezmax	23,936	19,336	4,600	2,267	2,093
LR2	5,872	4,120	1,752	3,411	1,760
Total Timecharter TCE	41,090	34,738	6,352	5,678	3,853

Spot TCE (in thousands of $)
VLCC	236,261	112,466	123,795	96,086	40,264
Suezmax	196,262	93,679	102,583	61,790	21,646
LR2	102,031	55,377	46,654	63,817	27,549
Total Spot TCE	534,554	261,522	273,032	221,693	89,459

Total TCE	576,436	296,260	279,384	227,371	93,312

Spot days (available days less offhire)
VLCC	3,138	1,483	1,655	3,136	1,573
Suezmax	3,610	1,834	1,776	2,759	1,338
LR2	2,994	1,499	1,495	3,032	1,523

Spot TCE per day (in $ per day)
VLCC	75,300	75,800	74,800	30,600	25,600
Suezmax	54,400	51,100	57,800	22,400	16,200
LR2	34,100	36,900	31,200	21,000	18,100